UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

Colliers International Group Inc.

(Name of Issuer)

Subordinate Voting Shares, no par value

(Title of Class of Securities)

194693107

(CUSIP Number)

Jay S. Hennick

1140 Bay Street, Suite 4000

Toronto, Ontario, Canada M5S 2B4

416-960-9500

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 28, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 194693107

1	NAME OF REPORTING PERSON

JAY S. HENNICK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		6,548,681*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

6,548,681*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,548,681*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.1%
14	TYPE OF REPORTING PERSON

IN

* Includes 1,325,694 Multiple Voting Shares, each of which is convertible into one Subordinate Voting Share at any time at the election of the holder thereof.

2

CUSIP No. 194693107

1	NAME OF REPORTING PERSON

HENSET CAPITAL INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		2,989,209*
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

2,989,209*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,989,209*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.0%
14	TYPE OF REPORTING PERSON

CO

* Includes 1,325,694 Multiple Voting Shares, each of which is convertible into one Subordinate Voting Share at any time at the election of the holder thereof.

3

CUSIP No. 194693107

1	NAME OF REPORTING PERSON

FSV SHARES LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,172,858
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,172,858
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,172,858
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.3%
14	TYPE OF REPORTING PERSON

PN

4

CUSIP No. 194693107

1	NAME OF REPORTING PERSON

2688845 ONTARIO INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		3,172,858
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

3,172,858
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,172,858
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.3%
14	TYPE OF REPORTING PERSON

CO

5

CUSIP No. 194693107

1	NAME OF REPORTING PERSON

FSV SHARES III LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		355,214
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

355,214
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

355,214
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1.0%
14	TYPE OF REPORTING PERSON

PN

6

CUSIP No. 194693107

1	NAME OF REPORTING PERSON

2777613 ONTARIO INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		355,214
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

355,214
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

355,214
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1.0%
14	TYPE OF REPORTING PERSON

CO

7

CUSIP No. 194693107

1	NAME OF REPORTING PERSON

THE JAY & BARBARA HENNICK FAMILY FOUNDATION
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

CANADA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		31,400
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

31,400
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

31,400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1.0%
14	TYPE OF REPORTING PERSON

CO

8

CUSIP No. 194693107

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (this “Amendment No. 3”). This Amendment No.3 is being filed to add new Reporting Persons to the Schedule 13D, report a change in the total outstanding share capital of the Issuer, and update certain other information, as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)	This statement is filed by (i) Jay S. Hennick, (ii) Henset Capital Inc., an Ontario, Canada corporation (“Henset Capital”), of which Mr. Hennick serves as the sole director and the Chairman, Chief Executive Officer and President, (iii) FSV Shares LP (“FSV”), a limited partnership existing under the laws of the Province of Ontario, which is controlled by Mr. Hennick, (iv) 2688845 Ontario Inc. (“FSV GP”), an Ontario corporation of which Mr. Hennick is the sole director, Chairman and Chief Executive Officer, (v) FSV Shares III LP (“FSV III”), a limited partnership existing under the laws of the Province of Ontario, which is controlled by Mr. Hennick, (v) 2777613 Ontario Inc. (“FSV III GP”), an Ontario corporation of which Mr. Hennick is the sole director, President and Secretary, and (v) The Jay & Barbara Hennick Family Foundation, a Canadian non-for-profit corporation (the “Foundation”) of which Mr. Hennick serves as the President and a director. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted of the executive officers and directors of Henset Capital, FSV GP, FSV III GP and the Foundation.

(b)	The principal business address of each of the Reporting Persons is 1140 Bay Street, Suite 4000 Toronto, Ontario, Canada M5S 2B4.
(c)	The principal occupation of Mr. Hennick is serving as the Chairman and Chief Executive Officer of the Issuer and as the Chairman of the Board of FirstService Corporation. The principal business of Henset Capital is to act as a holding company for certain investments of Mr. Hennick. FSV is a holding investment partnership controlled by Mr. Hennick. FSV GP is the general partner of FSV. FSV III is a holding investment partnership controlled by Mr. Hennick. FSV III GP is the general partner of FSV III. The principal business of the Foundation is serving as a private charitable foundation.
(d)	No Reporting Person, nor any person listed on Schedule A annexed hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)	No Reporting Person, nor any person listed on Schedule A annexed hereto has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
9

CUSIP No. 194693107

(f)	Mr. Hennick and each of the persons listed on Schedule A annexed hereto is a citizen of Canada.
Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended to add the following:

As further described in Item 6 hereto, the Convertible Notes (as defined below) were fully converted or redeemed, and are no longer outstanding.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by the Reporting Persons is based on 50,066,376 Shares outstanding, as of February 28, 2024, which consists of 46,246,182 Shares outstanding as of February 22, 2024, as reported in the Issuer’s Prospectus Supplement on Form F-10 filed with the Securities and Exchange Commission (“SEC”) on February 23, 2024, plus 2,479,500 Shares issued in a public offering as reported on the Issuer’s Form 6-K (the “6-K) filed with the SEC on February 28, 2024, plus 1,325,694 shares underlying the Multiple Voting Shares, plus 15,000 shares issued upon the exercise of stock options by certain optionholders (not including the Reporting Persons) under the Issuer’s stock option plan.

A.	Mr. Hennick
(a)	As a result of the relationships described in Item 2 hereof, Mr. Hennick may be deemed to beneficially own the (i) 2,989,209 Shares beneficially owned directly by Henset Capital, which includes 1,325,694 Multiple Voting Shares, each of which is convertible into one Share at any time at the election of the holder thereof, (ii) 3,172,858 Shares beneficially owned directly by FSV, (iii) 355,214 Shares beneficially owned directly by FSV III, and (iv) 31,400 Shares beneficially owned directly by the Foundation.

Percentage: Approximately 13.1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 6,548,681
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 6,548,681

(c)	Mr. Hennick has not entered into any transactions in the Shares during the past sixty (60) days.
B.	Henset Capital
(a)	As of the close of business on February 29, 2024, Henset Capital beneficially owned directly 2,989,209 Shares, which includes 1,325,694 Multiple Voting Shares, each of which is convertible into one Share at any time at the election of the holder thereof.

Percentage: Approximately 6.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,989,209
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,989,209

10

CUSIP No. 194693107

(c)	Henset Capital has not entered into any transactions in the Shares during the past sixty (60) days.
C.	FSV
(a)	As of the close of business on February 29, 2024, FSV beneficially owned directly 3,172,858 Shares.

Percentage: Approximately 6.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,172,858
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,172,858

(c)	FSV has not entered into any transactions in the Shares during the past sixty (60) days.
D.	FSV GP
(a)	As a result of the relationship described in Item 2 hereof, FSV GP is deemed to beneficially own 3,172,858 Shares.

Percentage: Approximately 6.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,172,858
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,172,858

(c)	FSV GP has not entered into any transactions in the Shares during the past sixty (60) days.
E.	FSV III
(a)	As of the close of business on February 29, 2024, FSV III beneficially owned directly 355,214 Shares.

Percentage: Less than 1.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 355,214
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 355,214

(c)	FSV III has not entered into any transactions in the Shares during the past sixty (60) days.
F.	FSV III GP
(a)	As a result of the relationship described in Item 2 hereof, FSV III GP is deemed to beneficially own 355,214 Shares.

11

CUSIP No. 194693107

Percentage: Less than 1.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 355,214
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 355,214

(c)	FSV III GP has not entered into any transactions in the Shares during the past sixty (60) days.
F.	Foundation
(a)	As of the close of business on February 29, 2024, the Foundation beneficially owned directly 31,400 Shares

Percentage: Less than 1.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 31,400
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 31,400

(c)	The Foundation has not entered into any transactions in the Shares during the past sixty (60) days.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

The Convertible Notes were fully converted or redeemed pursuant to their terms on or after June 1, 2023, and are no longer outstanding.

On March 1, 2024, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following:

99.1	Joint Filing Agreement by and among Jay S. Hennick, Henset Capital Inc., FSV Shares LP, 2688845 Ontario Inc., FSV Shares III LP, 2777613 Ontario Inc., and The Jay & Barbara Hennick Family Foundation, dated March 1, 2024.

12

CUSIP No. 194693107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 1, 2024

HENSET CAPITAL INC.

By:	/s/ Jay S. Hennick
	Name:	Jay S. Hennick
	Title:	Chief Executive Officer and President

FSV SHARES LP

By:	2688845 Ontario Inc., its general partner

By:	/s/ Jay S. Hennick
	Name:	Jay S. Hennick
	Title:	Chairman and CEO

FSV SHARES III LP

By:	2777613 Ontario Inc., its general partner

By:	/s/ Jay S. Hennick
	Name:	Jay S. Hennick
	Title:	President and Secretary

2688845 ONTARIO INC.

By:	/s/ Jay S. Hennick
	Name:	Jay S. Hennick
	Title:	Chairman and CEO

2777613 ONTARIO INC.

By:	/s/ Jay S. Hennick
	Name:	Jay S. Hennick
	Title:	President and Secretary

13

CUSIP No. 194693107

THE JAY & BARBARA HENNICK FAMILY FOUNDATION

By:	/s/ Jay S. Hennick
	Name:	Jay S. Hennick
	Title:	President

14

CUSIP No. 194693107

SCHEDULE A

Director and Officers of Henset Capital Inc.

Name and Position	Principal Occupation	Principal Business Address
Jay Hennick Sole director, Chairman, CEO and President	See Item 2	See Item 2
Jonathan Ng Vice President, Finance	Vice President, Finance, of Hennick & Company Inc.	1140 Bay Street, Suite 4000 Toronto, Ontario, Canada M5S 2B4
Barbara Hennick Executive Vice President	Secretary of The Jay and Barbara Hennick Family Foundation	1140 Bay Street, Suite 4000 Toronto, Ontario, Canada M5S 2B4
Bradley M. Hennick Vice President	Managing Director and Secretary of Hennick & Company, Inc.	1140 Bay Street, Suite 4000 Toronto, Ontario, Canada M5S 2B4
Lynda Cralli Secretary	Assistant Secretary of both Colliers International Group Inc. and FirstService Corporation	1140 Bay Street, Suite 4000 Toronto, Ontario, Canada M5S 2B4

Director and Officers of 2688845 Ontario Inc.

Name and Position	Principal Occupation	Principal Business Address
Jay Hennick Sole Director, Chairman and CEO	See Item 2	See Item 2
Bradley M. Hennick Vice President	Managing Director and Chief Executive Officer of Hennick & Company Inc.	1140 Bay Street, Suite 4000 Toronto, Ontario, Canada M5S 2B4
Jonathan Ng Vice President, Finance	Vice President, Finance, of Hennick & Company Inc.	1140 Bay Street, Suite 4000 Toronto, Ontario, Canada M5S 2B4

CUSIP No. 194693107

Director and Officers of 2777613 Ontario, Inc.

Name and Position	Principal Occupation	Principal Business Address
Jay Hennick Sole Director, President and Secretary	See Item 2	See Item 2

Director and Officers of The Jay & Barbara Hennick Family Foundation

Name and Position	Principal Occupation	Principal Business Address
Jay Hennick President and Director	See Item 2	See Item 2
Barbara Hennick Secretary and Director	Secretary of The Jay and Barbara Hennick Family Foundation	1140 Bay Street, Suite 4000 Toronto, Ontario, Canada M5S 2B4
Bradley M. Hennick Director	Managing Director and Secretary of Hennick & Company, Inc.	1140 Bay Street, Suite 4000 Toronto, Ontario, Canada M5S 2B4